Mail Stop 3233
                                                                 August 28,
2018

     Via E-mail
     Panagiotis Lazaretos
     Chief Executive Officer
     Thenablers, Inc.
     30 Wall Street (8th Floor)
     New York, NY 10005

            Re:     Thenablers, Inc.
                    Amendment No. 2 to Registration Statement on Form S-1 Filed August 14, 2018
                    File No. 333-225239

     Dear Mr. Lazaretos:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2018 letter.

     Risks Related to this Offering, page 7

     1. We note that you have included a risk factor on page 8 detailing the risks associated with certain terms in your subscription agreement, including that the subscription agreement is irrevocable. In addition, we note the risk factor on the beginning of page 8 regarding the
        "best efforts" nature of this offering and that it is being sold through your officer and director. We further note that your offering relates to the resale of securities. Please revise to clarify how the selling shareholders will use the subscription agreement when selling their securities or otherwise explain its relevance to the offering as currently contemplated. In addition, please revise to remove the reference to the "best efforts" offering being conducted by your officer and director or revise your prospectus throughout to discuss this component of your offering in more detail.
 Panagiotis Lazaretos
Thenablers, Inc.
August 28, 2018
Page 2

Selected Financial Data and Management's Discussion and Analysis

Plan of Operation, page 25

2. We note your response to comment 3 and that the Company recorded total revenues of
   $3,381 for the six months ended June 30, 2018 and forecasted revenues of $740,000 for fiscal year 2018. We also note that you have forecasted revenues of $2.9 million for fiscal year
   2019. Given your limited operating history, and your performance year to date, we remain unclear as to your determination of the reasonable basis to present your forecasted information for fiscal years 2018 and 2019. Please revise your filing to explain your analysis in greater detail. Reference is made to Item 10(b) of Regulation S-K.

Description of Property, page 22

3. We note that you have removed part of the disclosure added to your registration statement in response to comment 7 in our letter dated June 22, 2018. As such, we reissue the comment in part. We note that your principal business address appears to be a "virtual office." Please revise to clarify this fact.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3391 with any other questions.


                                                            Sincerely,

                                                            /s/ Erin E. Martin

                                                            Erin E. Martin
                                                            Legal Branch Chief
                                                            Office of Real
Estate and
                                                            Commodities